Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266205
PROSPECTUS SUPPLEMENT NO. 1
(TO PROSPECTUS DATED AUGUST 4, 2023)

Up to 6,511,532 Shares of Class A Common Stock

This prospectus supplement supplements the prospectus, dated August 4, 2023, relating to the resale from time to time of up to 6,511,532 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Grove Collaborative Holdings, Inc., a Delaware public benefit corporation (“Grove Collaborative” or the “Company”), by YA II PN, LTD., a Cayman Islands exempt limited partnership (the “Selling Holder”) pursuant to a standby equity purchase agreement we entered into with the Selling Holder on July 18, 2022, as amended on July 8, 2025. This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented herein supersedes the information contained in the prospectus This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Investing in our Class A Common Stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 6 of the prospectus and any risk factors described in any amendments or supplements to the prospectus and in the documents incorporated by reference therein to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement is being filed in connection with the amendment of the Purchase Agreement entered into on July 8, 2025. No additional shares of Class A Common Stock are being offered for resale hereunder. The description under the Section titled “Committed Equity Financing” of the prospectus is amended and restated to read as follows:

On July 18, 2022, we entered into the Purchase Agreement with the Selling Holder, which was subsequently amended on July 8, 2025 (the “Amended Purchase Agreement”). Pursuant to the Amended Purchase Agreement, we have the right to sell to the Selling Holder up to $100,000,000 of shares of our Class A Common Stock, subject to certain limitations and conditions set forth in the Amended Purchase Agreement, from time to time during the term of the Amended Purchase Agreement. Sales of Class A Common Stock to the Selling Holder under the Amended Purchase Agreement, and the timing of any such sales, are at our option, and we are under no obligation to sell any securities to the Selling Holder under the Amended Purchase Agreement. As of July 8, 2025, we have sold 147,965 shares under the Amended Purchase Agreement for total gross proceeds of $2.5 million. Issuance costs related to these shares are not material. As of July 8, 2025, there were 6,363,567 shares available to be sold to the Selling Holder under the Exchange Cap.

In accordance with our obligations under the Amended Purchase Agreement, we filed the registration statement of which this prospectus forms a part with the SEC to register under the Securities Act the resale by the Selling Holder of up to 6,511,532 shares of Class A Common Stock that we may elect, in our sole discretion, to issue and sell to the Selling Holder, from time to time under the Amended Purchase Agreement. Upon the satisfaction of the conditions to the Selling Holder’s purchase obligation set forth in the Amended Purchase Agreement, we will have the right, but not the obligation, from time to time at our discretion until August 1, 2027, to direct the Selling Holder to purchase an Advance by delivering an Advance Notice to the Selling Holder. While there is no mandatory minimum amount for any Advance, it may not exceed shares with a value of $25,000,000. The per share purchase price for the shares of Class A Common Stock, if any, that we elect to sell to the Selling Holder in an Advance pursuant to the Amended Purchase Agreement will be determined by reference to the lowest of the daily VWAPs during the three consecutive days during which the New York Stock Exchange is open for business commencing on the date the Advanced Notice is delivered to Selling Holder in accordance with the terms of the Amended Purchase Agreement, in each case calculated in accordance with the Amended Purchase Agreement, less a discount of 2.45%; provided, however, that we may establish a minimum acceptable price in each Advance Notice below which we shall not be obligated to make any sales to the Selling Holder. There is no upper limit on the price per share that the Selling Holder could be obligated to pay for the Class A Common Stock we may elect to sell to it in any Advance.

We will control the timing and amount of any sales of Class A Common Stock to the Selling Holder. Actual sales of shares of our Class A Common Stock to the Selling Holder under the Amended Purchase Agreement will depend on a variety of factors to be determined by us from time to time, which may include, among other things, market conditions, the trading price of our Class A Common Stock, and determinations by us as to the appropriate sources of funding for our company and its operations.

Under the applicable NYSE rules, in no event may we issue to the Selling Holder under the Amended Purchase Agreement more than 6,511,532 shares of Class A Common Stock, which number of shares is equal to the Exchange Cap, unless (a) we obtain stockholder approval to issue shares of Class A Common Stock in excess of the Exchange Cap in accordance with applicable NYSE rules, (b) all applicable sales of shares of Class A Common Stock under the Amended Purchase Agreement equal or exceed the “Minimum Price” (as such term is defined in Section 312.04 of the NYSE Listed Company Manual), or (c) as to any Advance, the issuance of the Class A Common Stock pursuant to an Advance Notice would be excluded from the Exchange Cap under NYSE rules (or interpretive guidance provided by the NYSE with respect thereto). Moreover, we may not issue or sell any shares of Class A Common Stock to the Selling Holder under the Amended Purchase Agreement which, when aggregated with all other shares of Class A Common Stock then beneficially owned by the Selling Holder and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act, and Rule 13d-3 promulgated thereunder), would result in the Selling Holder beneficially owning more than the 9.99% Beneficial Ownership Limitation.

Neither we nor the Selling Holder may assign or transfer any of our respective rights and obligations under the Amended Purchase Agreement, and no provision of the Amended Purchase Agreement may be modified or waived by the parties other than by an instrument in writing signed by both parties.

The net proceeds from sales, if any, under the Amended Purchase Agreement, will depend on the frequency and prices at which we sell shares of Class A Common Stock to the Selling Holder. To the extent we sell shares under the Amended Purchase Agreement, we currently plan to use any proceeds therefrom for working capital and general corporate purposes.

The Amended Purchase Agreement contains customary representations, warranties, conditions, and indemnification obligations of the parties. The representations, warranties, and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Advances of Common Stock Under the Amended Purchase Agreement

Advances

We will have the right, but not the obligation, from time to time at our discretion, until August 1, 2027, to direct the Selling Holder to purchase up to a specified maximum amount of shares of Class A Common Stock as set forth in the Amended Purchase Agreement by delivering written notice to the Selling Holder (each, an “Advance Notice”) on any trading day (each, an “Advance Notice Date”), so long as the amount under any single Advance does not exceed $25,000,000 of shares, unless otherwise agreed by the parties.

Conditions to Each Advance

The Selling Holder’s obligation to accept Advance Notices that are timely delivered by us under the Amended Purchase Agreement and to purchase shares of our Class A Common Stock in Advances under the Amended Purchase Agreement are subject to the satisfaction, at the applicable Advance Notice Date, of the conditions precedent thereto set forth in the Amended Purchase Agreement, all of which are entirely outside of the Selling Holder’s control, which conditions include the following:

•the accuracy in all material respects of our representations and warranties included in the Amended Purchase Agreement;
•there being an effective registration statement pursuant to which the Selling Holder is permitted to utilize the prospectus thereunder to resell all of the Advance Shares pursuant to such Advance Notice;
•the sale and issuance of such Advance Shares being legally permitted by all laws and regulations to which we are subject;
•no Material Outside Event (as such term is defined in the Amended Purchase Agreement) shall have occurred and be continuing;
•us having performed, satisfied, and complied in all material respects with all covenants, agreements, and conditions required by the Amended Purchase Agreement to be performed, satisfied, or complied with by us;
•no statute, rule, regulation, executive order, decree, ruling, or injunction having been enacted, entered, promulgated, or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly, materially, and adversely affects any of the transactions contemplated by the Amended Purchase Agreement; and
•the Class A Common Stock being quoted for trading on the NYSE and us having not received any written notice that is then still pending threatening the continued quotation of the Class A Common Stock on the NYSE.

Termination of the Amended Purchase Agreement

Unless earlier terminated as provided in the Amended Purchase Agreement, the Amended Purchase Agreement will terminate automatically on the earliest to occur of:

•August 1, 2027; and
•the date on which the Selling Holder shall have purchased shares of Class A Common Stock under the Amended Purchase Agreement for an aggregate gross purchase price equal to $100,000,000.
We also have the right to terminate the Amended Purchase Agreement at any time, at no cost or penalty, upon five trading days’ prior written notice to the Selling Holder; provided that there are no outstanding Advance Notices under which we are yet to issue Class A Common Stock. We and the Selling Holder may also terminate the Amended Purchase Agreement at any time by mutual written consent.

No Short-Selling by the Selling Holder

The Selling Holder has agreed that it and its affiliates will not engage in any short sales during the term of the Amended Purchase Agreement and will not enter into any transaction that establishes a net short position with respect to the Class A Common Stock. The Amended Purchase Agreement stipulates that the Selling Holder may sell our Class A Common Stock to be issued pursuant to an Advance Notice, following receipt of the Advance Notice, but prior to receiving such shares, and may sell other Class A Common Stock acquired pursuant to the Amended Purchase Agreement that the Selling Holder has continuously held from a prior date of acquisition.

Effect of Sales of Our Class A Common Stock under the Amended Purchase Agreement on Our Stockholders

All shares of Class A Common Stock that may be issued or sold by us to the Selling Holder under the Amended Purchase Agreement that are being registered under the Securities Act for resale by the Selling Holder in this offering are expected to be freely tradable. The shares of Class A Common Stock being registered for resale in this offering may be issued and sold by us to the Selling Holder from time to time at our discretion over the term of the Amended Purchase Agreement. The resale by the Selling Holder of a significant amount of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our Class A Common Stock to decline and to be highly volatile. Sales of our Class A Common Stock, if any, to the Selling Holder under the Amended Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Selling Holder all, some, or none of the shares of our Class A Common Stock that may be available for us to sell to the Selling Holder pursuant to the Amended Purchase Agreement.

If and when we do elect to sell shares of our Class A Common Stock to the Selling Holder pursuant to the Amended Purchase Agreement, the Selling Holder may resell all, some, or none of such shares in its discretion and at different prices subject to the terms of the Amended Purchase Agreement. As a result, investors who purchase shares from the Selling Holder in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and, in some cases, substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Selling Holder in this offering as a result of future sales made by us to the Selling Holder at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to the Selling Holder under the Amended Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the Selling Holder may make it more difficult for us to sell equity or equity-related securities in the future at a desirable time and price.

Because the purchase price per share to be paid by the Selling Holder for the shares of Class A Common Stock that we may elect to sell to the Selling Holder under the Amended Purchase Agreement, if any, will fluctuate based on the market prices of our Class A Common Stock during the applicable pricing period, as of the date of this prospectus we cannot reliably predict the number of shares of Class A Common Stock that we will sell to the Selling Holder under the Amended Purchase Agreement, the actual purchase price per share to be paid by the Selling Holder for those shares, or the actual gross proceeds to be raised by us from those sales, if any. As of July 8, 2025, there were 41,002,440 shares of our Class A Common Stock outstanding. If all of the 6,511,532 shares offered for resale by the Selling Holder under the registration statement that includes this prospectus were issued and outstanding as of July 8, 2025, such shares would represent approximately 13.4% of the total number of shares of our Class A Common Stock outstanding.

Although the Amended Purchase Agreement provides that we may, in our discretion, from time to time after the date of this prospectus and during the term of the Amended Purchase Agreement, direct the Selling Holder to purchase shares of our Class A Common Stock from us in one or more Advances under the Amended Purchase Agreement, for a maximum aggregate purchase price of up to $100,000,000, only 6,511,532 shares of Class A Common Stock are being registered for resale under the registration statement that includes this prospectus. While the market price of our Class A Common Stock may fluctuate from time to time after the date of this prospectus and, as a result, the actual purchase price to be paid by the Selling Holder under the Amended Purchase Agreement for shares of our Class A Common Stock, if any, may also fluctuate, in order for us to receive the full amount of the Selling Holder’s commitment under the Amended Purchase Agreement, it is possible that we may need to issue and sell more than the number of shares being registered for resale under the registration statement that includes this prospectus.

If it becomes necessary for us to issue and sell to the Selling Holder more shares than are being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $100,000,000 under the Amended Purchase Agreement, we must first (i) to the extent necessary, obtain stockholder approval prior to issuing shares of the Class A Common Stock in excess of the Exchange Cap in accordance with applicable NYSE rules, and (ii) file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Holder of any such additional shares of our Class A Common Stock, which the SEC must declare effective, in each case, before we may elect to sell any additional shares of our Class A Common Stock to the Selling Holder under the Amended Purchase Agreement. The number of shares of our Class A Common Stock ultimately offered for resale by the Selling Holder depends upon the number of shares of Class A Common Stock, if any, we ultimately sell to the Selling Holder under the Amended Purchase Agreement.

The issuance, if any, of shares of our Class A Common Stock to the Selling Holder pursuant to the Amended Purchase Agreement would not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders would be diluted. Although the number of shares of our Class A Common Stock that our existing stockholders own would not decrease as a result of sales, if any, under the Amended Purchase Agreement, the shares of our Class A Common Stock owned by our existing stockholders would represent a smaller percentage of our total outstanding shares of our Class A Common Stock after any such issuance.

The following table sets forth the amount of gross proceeds, before deducting any discount to the Selling Holder or expenses payable by us, we would receive from the Selling Holder from our sale of shares of Class A Common Stock to the Selling Holder under the Amended Purchase Agreement at varying purchase prices:

Assumed Average Purchase Price Per Share	Number of Registered Shares to be Issued if Full Purchase(1)	Percentage of Outstanding Shares After Giving Effect to the Issuance to the Selling Holder(2)	Gross Proceeds from the Sale of Shares to the Selling Holder Under the Purchase Agreement

$1.00		100,000,000	71.0%	$100,000,000
$2.00		50,000,000	55.0%	$100,000,000
$3.00		33,333,333	44.9%	$99,999,999
$4.00		25,000,000	38.0%	$100,000,000
$5.00		20,000,000	32.9%	$100,000,000
$24.60	(3)	4,065,040	9.0%	$99,999,984
$29.75	(4)	3,361,344	7.6%	$99,999,984
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(1) The number of shares of Class A Common Stock offered by this prospectus may not cover all the shares we ultimately sell to the Selling Holder under the Amended Purchase Agreement, depending on the purchase price per share. We have included in this column only those shares being offered for resale by the Selling Holder under this prospectus, without regard for the Beneficial Ownership Limitation. The assumed average purchase prices are solely for illustration and are not intended to be estimates or predictions of future stock performance.
(2) The denominator is based on 41,002,440 shares outstanding as of July 8, 2025, adjusted to include the issuance of the number of shares set forth in the second column that we have not yet sold but we would have sold to the Selling Holder, assuming (a) the average purchase price in the first column and (b) . The numerator is based on the number of shares of Class A Common Stock set forth in the second column.
(3) Represents the closing price of the Class A Common Stock on the NYSE on July 15, 2022, the trading day prior to the execution of the Purchase Agreement as adjusted to reflect the Reverse Stock Split.
(4) Represents the closing price of the Class A Common Stock on the NYSE on July 11, 2022, five trading days prior to the execution of the Purchase Agreement as adjusted to reflect the Reverse Stock Split.